FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Hires Senior Geophysical Consultant

Vancouver, Canada, November 23, 2010,

CanAlaska is pleased to report the appointment of Dr. Jules Lajoie as Senior Consulting Geophysicist for the Company.  Dr. Lajoie has 35 years experience and was previously geophysicist with Cominco Ltd., TeckCominco Ltd., and Teck Ltd, and was the chief geophysicist with all three, responsible for a staff of geophysicists at offices around the world.

Dr. Lajoie has a M.Sc. in geophysics from UBC, and Ph.D. in geophysics (electromagnetic modeling) from the University of Toronto. He is a registered P.Eng in BC and has been a member of the Geoscience committee at APEGBC for many years. Dr. Lajoie has a very strong background in electromagnetics and induced polarization methods and was the key driver for the use of the UTEM system for deep exploration. For some time he has been involved with research teams for the interpretation of complex electromagnetic problems.

Dr. Karl Schimann, VP Exploration commented “Jules has an excellent understanding of exploration and the new geophysical methods and research that CanAlaska has been involved with over the past 6 years.  Dr. Guy Marquis previously built us a high level of understanding of the processes and methods we could use to identify deep uranium targets in the Athabasca basin, and Dr. Lajoie has an extensive skill set which will allow us to continue to move forward to discovery.  Dr. Lajoie's  extensive experience and skill set will allow us to further improve our geophysical expertise and continue to move forward to discoveries. We are very pleased to have such a strong addition to our team.”

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

November 23rd, 2010